Exhibit 99.2

Brookfield Residential Properties Inc.

PROXY	COMMON SHARES

PROXY, solicited by Management, for the Annual and Special Meeting of Shareholders of Brookfield Residential Properties Inc. to be held on Thursday, May 2, 2013 at 11:00 a.m., Los Angeles time, and at all adjournments thereof.

The undersigned holder of Common Shares of Brookfield Residential Properties Inc. (the “Corporation”) hereby appoints ROBERT L. STELZL, or failing him ALAN NORRIS, (or in lieu thereof                                                              ), as proxy of the undersigned to attend and vote, in respect of all the Common Shares registered in the name of the undersigned, at the Annual and Special Meeting of Shareholders of the Corporation to be held on Thursday, May 2, 2013, and at any adjournments thereof, on the following matters:

1.	Election of Directors (Mark either For or Withhold for each of the following eight nominees)

	For	Withhold		For	Withhold

01 – Bruce T. Lehman	☐	☐	05 – Timothy R. Price	☐	☐

02 – Patricia M. Newson	☐	☐	06 – David M. Sherman	☐	☐

03 – Alan Norris	☐	☐	07 – Robert L. Stelzl	☐	☐

04 – Allan S. Olson	☐	☐	08 – Michael D. Young	☐	☐

2.	Appointment of the External Auditor (Mark either (a) or (b))

(a)	☐ FOR the appointment of the external auditor and authorizing the directors to set its remuneration; or

(b)	☐ WITHHOLD from voting in the appointment of the external auditor and authorizing the directors to set its remuneration.

3.	Approval, by Non-Binding Advisory Vote, of Named Executive Officer Compensation (Mark either (a) or (b))

(a)	☐ FOR the approval, by non-binding advisory vote, of the named executive officer compensation described in the accompanying Management Information Circular; or

(b)	☐ AGAINST the approval, by non-binding advisory vote, of the named executive officer compensation described in the accompanying Management Information Circular.

In addition, the undersigned appoints such person as proxy to vote and act as aforesaid upon any amendments or variations to the matters identified in the Notice of Meeting and on all other matters that may properly come before the meeting. Unless otherwise specified above, the shares represented by this proxy will be voted by the persons whose names are printed above for the election as directors of all nominees for election by holders of the Common Shares, for the appointment of the external auditor and for the approval, by non-binding advisory vote, of the named executive officer compensation described in the accompanying Management Information Circular.

Name of Shareholder:

Number of Common Shares:

                                                                                                                    Date:                                                      , 2013

Signature

NOTES:

1.	If this proxy is not dated in the space provided, it will be deemed to be dated as of the date on which it was mailed to you by management of the Corporation.

2.	If the shareholder is an individual, please sign exactly as your shares are registered.

If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

In many cases, shares beneficially owned by a holder (a “Non-Registered Shareholder”) are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Shareholders should, in particular, review the section “Q & A On Proxy Voting” in the accompanying Management Information Circular and carefully follow the instructions of their intermediaries.

3.	To be valid, this proxy must be signed and deposited with the Corporate Secretary of the Corporation c/o CIBC Mellon Trust Company, not later than 5:00 p.m. (Toronto time) on Tuesday, April 30, 2013 or, if the meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the meeting: by mail, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1; by facsimile at 416-368-2502 or 1-866-781-3111; or by the Internet by accessing www.proxypush.ca/brp and following the instructions for electronic voting. You will need your control number which is printed on this proxy form below your name and address.

4.	A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint and delivering the completed proxy to the Corporate Secretary of the Corporation, as set out above.

5.	Reference is made to the accompanying Management Information Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

6.	If a share is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy, they shall vote together in respect of each share so held.

7.	The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.